Mail Stop 4-6


								March 14, 2005

Mr. Richard Smitten
Smitten Press: Local Lore and Legends, Inc.
108 Royal St.
New Orleans, LA 70130

	RE:	Smitten Press: Local Lore and Legends, Inc.
		Form 10-SB
		Filed February 10, 2005
		File Number: 0-51159

Dear Mr. Smitten:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. As appropriate, please amend your Form 10-SB and respond to these comments within 10 business days.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that your registration statement will become effective by operation of law 60 days after it was filed (i.e. April 11, 2005).
You are responsible for filing reports including but not limited to, quarterly and other reports required by Section 13 of the Exchange Act and proxy statements required by Section 14 of the Exchange Act.
We also may continue to review your registration statement after the effective date.
2. Update your financial statements consistent with the requirements of Item 310(g) of Regulation S-B.
3. Please disclose that the Smitten Press is filing this Form 10-SB on a voluntary basis and explain the reason(s) for the filing.
4. We note your footnotes to financial statements indicate that "For further information, refer to the audited financial statements and footnotes for the year ending December 31, 2003 included in the Company`s Form 10-KSB." We are unaware of the filing of a Form 10-
KSB.  Please advise.
5. While your Form 10-SB cover page indicates that you are incorporated in Florida with principal offices in New Orleans, you have filed Ontario Charter Documents and reference Ontario Corporate
Law provisions. Please advise. If you are a Canadian issuer, please consider the applicability of General Instruction A.2 to Form 10-SB.
If true, revise your document to state you are a Canadian issuer. Please also advise why you have engaged Florida-based independent accountants for an Ontario Corporation.

PART I

Business, page 1

General
6. Identify the activities of Creemore Star Printing, Inc. before the name change to Smitten Press. Why did Mr. Smitten determine to continue the operations of Creemore Star Printing rather than beginning an entirely new business? Please disclose the total consideration paid for this transaction and the parties involved in the negotiations. Please also supplementally advise as to any assets of Creemore Star Printing, including any presses or similar production capabilities, hardware or software products. We note from your financial statements that printing presses were delivered to the business in 1990.
7. You appear to have the most definitive plans to enter in the New
Orleans market. Consider revising your business section to include disclosure tailored to the New Orleans market. For example, consider the difficulties in placing rack jobbers in New Orleans and issue specifically related to New Orleans` seasonality.
Products, page 3
8. Your first sentence could be construed as a statement that you are actively publishing and distributing your magazines. Please revise your disclosure throughout the document to clearly state your current development stage and the events that need to take place for Smitten
Press to be in a position to commence selling its products. This disclosure should include both development and financial requirements. We note that your disclosure in md&a may assist in preparing disclosure.
9. Please advise if the statements concerning Mardi Gras Indians are attributable to Larry Bannock, President, New Orleans Mardi Gras Indian Council. Please also advise if the quotations after the book titles are subheadings or part of a general discussion.
10. Discuss who will be writing the articles for your magazines. We note Mr. Smitten`s extensive publishing background and the various books he has authored. We also note additional disclosure concerning production of art and copy but you have not provided any disclosure that you need to hire additional employees for any portion of production or any statements that you will you use outside contractors. Consider also revising your md&a section. See Item 303(a)(1)(iv) of Regulation S-B.
11. Please describe the extent to which you will be relying upon advertising to cover costs associated with production, distribution and overhead.
Marketing, page 4
12. Please disclose if Mr. Smitten or anyone associated with Smitten
Press has experience in selling rack jobbers.
13. Please advise as to the basis for your statement that your website does not form part of the prospectus.
14. More fully explain the statement that the magazines will be placed into the various locations on a "consignment basis" and paid for "weekly."
15. Explain the pricing for your products, including an estimated per issue retail cost of your magazines.

Proprietary Rights, page 4
16. Please describe the time, efforts and funds Mr. Smitten expended in developing the rights described on page 4 and the value of the shares issued to Mr. Smitten.
17. Please provide a legal analysis as to the enforceability of the
Literary Marketing Rights Agreement signed by Mr. Smitten both on behalf of the company and for himself. Also advise as to the terms and dates to which Mr. Smitten was appointed an executive officer and board member.

Competition, page 5
18. Consider also describing the e-commerce market for magazines of this type and not just for "book selling." Please also describe planned increase in competition by distributors and online marketers.
We note that your disclosure describes magazines and not books. Please revise to more adequately describe the competitive market. For example, does it include local lore books specifically or just glossy local lore magazines?
19. Please discuss in greater detail your relative position in the current market in which you intend to operate, including quantitative and qualitative information on your relative position.

Employees, page 4
20. It appears as if Mr. Smitten has published 11 books and is President of Stock Market Solutions. If Mr. Smitten pursues other business opportunities with the 80% of time spent on other activities, that may be similar to those of Smitten Press, please provide us with guidance on how he will determine any allocation of business opportunities to Smitten Press.

Management`s Discussion and Analysis or Plan of Operations, page 7
21. You should provide an overview that includes the most important matters on which Mr. Smitten focuses in evaluating financial condition and operating performance and provide the context for the discussion and analysis of the financial statements. See SEC Release
33-8350.

Plan of Operations, page 7
22. You indicate your financial plan requires you to seek
additional
capital.   Please state, if true, that you do not have any plans
or
specific agreements for new sources of funding or any planned material acquisitions. See Item 303(a)(1)(i) of Regulation S-B. Please also advise if Mr. Smitten will make loans to Smitten Press or intend to engage in any form of third party financing.
23. We note you are currently creating a website. Please advise as to the costs associated therewith.
24. Please also discuss the costs associated with your reporting obligations and the sources of funds to be used to pay such costs. We note that you have $76 in cash and are attempting to raise funds; however, once this registration statement becomes effective you will incur significant costs associated with your reporting obligations.
Here, or elsewhere as appropriate, discuss the consequences to investors if you fail to satisfy your reporting obligations.

Security Ownership of Certain Beneficial Owners and Management,
page
8
25. We note that Mr. Smitten is listed as the only beneficial owner with 10,250,000 shares of common stock, representing 45.56% interest as of December 31, 2004. It appears there are additional 52 holders of record. Please supplementally advise how you have 52 holders of record and provide a list of stockholders.

Directors, Executive Officers, Promoters, and Control Persons, page 9
26. Please state clearly that Stock Market Solutions, Inc. is an inactive reporting company with no revenue.
27. Please revise to disclose additional information on Messrs. Thornton, Leitzke and Kranyak. Please advise as to their complete names and their current and future roles in Smitten Press. Advise if there are arrangements concerning compensation as directors and advise if they are also employees, investors or promoters. Consider revising your executive compensation section, as applicable, to indicate if you currently plan to compensate these persons as employees, consultants, promoters or affiliates and what procedures will be followed.

Executive Compensation, page 9
28. Please confirm that no person could be deemed a promoter.  See
Item 404(d) of Regulation S-B.  We note your "legal proceedings"
section indicates the possibility of a promoter and your financial statements have identified Mr. Smitten as a promoter.

Description of Securities, page 10
29. It appears as if you have not filed the bylaws discussed in this section pursuant to Item 601(b)(3) of Regulation S-B. Please advise.
Please also advise if the documents filed as Exhibit 3.1-3.3 present a complete copy of your Articles of Incorporation.

PART II

Market for Common Equity and Related Stockholder Matters, page 11
30. We note your description of the OTC Bulletin Board. We note, however, that you are not quoted on any automated quotation system.
Please prominently state, it true, that you are not quoted on the OTC
Bulletin Board but desire to be quoted in the future.

Indemnification of Officers and Directors, page 14
31. We note Item 5 appears to be a vb9recitation of a chapter of the
Ontario Business Corporations Act. Please revise to summarize this section of the Corporation Act and describe any charter provisions or other arrangement that insures or indemnifies a controlling person, director or officer. See Item 702 of Regulation S-B.

PART III

Index to Exhibits, p. 19
32. Please conform the exhibit table to the format set forth in Form
1-A and conform the listing of exhibits to the documents filed.

* * * *

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

      Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please submit your letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact April Coleman at (202) 942-1890, or Brad Skinner, Accounting Branch Chief, at (202) 942-1922, if you have any questions regarding comments on the financial statements and related matters. For all other matters please call Adam Halper at (202) 824-
5523. If you require additional assistance you may contact the undersigned at (202) 942-1800.


							Sincerely,


							Barbara C. Jacobs
							Assistant Director

cc:	Via Facsimile (813) 832-5284
	Michael T. Williams, Esq.
	Williams Law Group

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Smitten Press: Local Lore and Legends, Inc.
Form 10-SB
Page 1 of 7